Sullivan & Worcester LLP               T 212 660 3000
           1290 Avenue of the Americas            F 212 660 3001
           New York, New York 10104               www.sandw.com



                                                 December 20, 2006




VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


                           Met Investors Series Trust
                      (Van Kampen Mid-Cap Growth Portfolio)
                     -Information Statement on Schedule 14C
                                 CIK 0001126087
                               File No. 811-10183


Ladies and Gentlemen:

     This letter reflects our response to an oral comment of Robert Lamont of the staff of the Securities and Exchange Commission (the "SEC"), which was received on December 12, 2006, in connection with the preliminary information statement on Schedule 14C of Met Investors Series Trust (the "Trust"), relating to its Van Kampen Mid-Cap Growth Portfolio (the "Portfolio"), which was filed electronically with the SEC via EDGAR on December 8, 2006. The definitive information statement was filed with the SEC today.

         Set forth below is the comment and the Trust's response thereto.

1. Comment: Please disclose in the first paragraph of the information statement that Van Kampen is a wholly-owned subsidiary of Morgan Stanley Investment Management, Inc.

     Response:  The requested disclosure has been added.

         The Trust acknowledges that:

         1) it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement;

         2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

         3) the Trust may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

     Any questions or comments with respect to this filing may be directed to the undersigned at (212) 660-3018.

                                                    Sincerely,


                                                    /s/ J. Christophe Leitz
                                                     J. Christophe Leitz



cc:      Elizabeth M. Forget
         Robert N. Hickey, Esq.